

YOUR perspective

Conso

2008 ANNUAL REPORT

YOU WANT IT ALL. YOU NEED IT NOW.

We are living in an era when time is money, competition is creating relentless pressure to do more with less, and victory in the escalating battle for market share requires innovative new ideas. Our customers want results. They need customized solutions from Consolidated Graphics.

Consolidated Graphics, Inc. (NYSE: CGX), headquartered in Houston, Texas, is one of the leading general commercial printing companies in North America. With 70 printing businesses strategically located across 27 states and in Canada, we offer an unmatched geographic footprint, unsurpassed capabilities, and unparalleled levels of convenience, efficiency and service. We produce a broad array of high-quality printed materials including marketing brochures, point-of-purchase displays, personalized direct mail, shareholder communications, business stationery and training manuals. We complement our traditional printing and fulfillment services with CGXSolutions, a team of experts who draw on our full range of capabilities, including the largest integrated digital footprint of any commercial printer in the U.S. and the industry's most sophisticated technology to deliver solutions that drive efficiency, effectiveness and cost-savings. Our base of more than 20,000 customers represents nearly every major industry and includes many of North America's most prominent corporations. Here's why:

WE DELIVER VALUE.

We offer a full spectrum of capabilities, solutions and expertise. Our unique ability to provide complete, customized solutions that deliver results differentiates Consolidated Graphics, creating value for our customers and our shareholders alike. For more information, visit www.cgx.com.

THE CGX SPECTRUM OF VALUE

OUR perspective

DEAR

Consolidated Graphics achieved another record year in 2008 with acquisitions and strategic sales propelling our revenue and earnings to new highs. More importantly, we continued positioning the company for long-term growth and success, making capital investments to stay ahead of the competition in serving our customers and repurchasing our stock to build value for our shareholders.

THE CGX SPECTRUM OF VALUE

OUR perspective

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

	March 31, 2008	2007	2006
FOR THE YEAR			
Sales	$ 1,095,388	$ 1,006,186	$ 879,023
Operating income	100,295	86,785	67,204
Net income	59,324	50,741	38,498
Diluted earnings per share	4.63	3.65	2.73
Cash flow from operations	110,182	72,774	79,249
AT YEAR END			
Working capital	$ 138,250	$ 100,153	$ 67,474
Total assets	872,663	723,969	611,313
Long-term debt	362,448	142,144	90,678
Shareholders' equity	279,793	365,536	318,946

2008 REVENUES

$1,095,388,000

re service and responsiveness of a local printer enhanced by the economic, geographic
dvanced sheetfed and web printing capabilities are complemented by the largest integrated
most comprehensive printing capabilities with strategically located fulfillment centers and
mers.


OFFSET AND DIGITAL PRINTING COMPANY
OFFSET PRINTING COMPANY
TECHNOLOGY CENTER

CGX NATIONAL

PERSPECTIVE

{ With locations in or near virtually every major U.S. market and in Canada, CGX provides t
and technological advantages of a large national organization. Our vast and technologically a
digital footprint of any commercial printer in the U.S. By coupling one of North America's
industry-leading technology, we deliver solutions that create a spectrum of value for our cus

DEAR

Consolidated Graphics achieved another record year in 2008 with acquisitions and strategic sales propelling our revenue and earnings to new highs. More importantly, we continued positioning the company for long-term growth and success, making capital investments to stay ahead of the competition in serving our customers and repurchasing our stock to build value for our shareholders.

SHAREHOLDERS

I am pleased to report another banner year for Consolidated Graphics. Our record financial results in 2008 are a testament to a sound and well-executed business model.

Driven by contributions from acquisitions and strong growth in strategic sales, our revenues grew to a record $1.1 billion in 2008, up 9 percent from the previous year. Net income rose to $59.3 million while earnings per share reached a record high of $4.63 on a fully diluted basis.

ACQUISITIONS REMAIN A KEY PILLAR OF GROWTH

Acquiring successful, well-respected companies that broaden our service offerings and add value for both customers and investors remains a key pillar of our growth strategy. In the 15 months ended March 31, 2008, we acquired businesses that generate annual revenues exceeding $320 million, including The Cyril-Scott Company and PBM Graphics, Inc.

The December 2007 acquisition of Cyril-Scott, one of the most innovative and creative direct mail companies in our industry, expanded both our geographic footprint and our capabilities. In Lancaster, Ohio, near Columbus, Cyril-Scott boasts a fleet of 19 web presses, all with unique inline finishing capabilities that provide highly sophisticated direct mail solutions.

In March 2008, we completed our largest acquisition to date. PBM Graphics, headquartered in Durham, North Carolina, is a full-service graphics production, packaging and fulfillment company with 2007 revenues of $135 million. PBM Graphics brings a strong market position and unique specialties to the CGX network.

Our success in acquiring premier companies like Cyril-Scott and PBM is due, in large part, to our reputation as the preferred acquirer for companies wishing to maintain the legacy they have built in their local market while reaping the benefits of joining the nation's leading commercial printing organization. We are confident of our ability to continue adding some of the nation's best printing businesses to our organization and have an active acquisition pipeline representing more than $500 million in annual revenue.

STRATEGIC SALES SET CGX APART

As we continue to acquire companies that build our capabilities and geographic reach, we are leveraging the power of our network to achieve strong growth in strategic sales. Our CGXSolutions team successfully targets large customers who require a broad range of services, and value our expertise in creating solutions that address their challenges and streamline operations to drive efficiency and cost-savings.

We take a strategic approach in serving these customers. Our dedicated team of experts understands their needs and can marshal the full spectrum of our nationwide capabilities and resources. Our ability to offer complete, customized solutions that typically encompass traditional printing and fulfillment plus complementary digital printing and technology sets Consolidated Graphics apart.

We are leveraging these competitive advantages into revenue growth. During 2008, our strategic sales rose 28 percent to $196.1 million and accounted for 18 percent of our revenue, up from 15 percent in 2007. We will build on this momentum and expect to achieve robust ongoing growth in strategic sales.

We take the same strategic view at the local level where our sales representatives offer the full strength of our network to their customers by cross-selling the services of sister companies. During 2008, we grew revenues from cross-selling by 15 percent to $92 million.

INVESTMENTS PROVIDE A COMPETITIVE EDGE

We have an unwavering commitment to investing in the equipment and technology that will keep us ahead of the competition in serving the evolving needs of our customers. During 2008, our capital expenditures totaled \$82.4 million with \$21.5 million, or 26 percent, dedicated to the high-growth digital printing arena.

Our growing digital capabilities complement our traditional printing business, expanding and enhancing our customer relationships. We see digital printing as a source of tremendous growth that will continue to merit a significant portion of our capital investments.

In the first quarter of 2009, we extended our digital leadership within the commercial printing industry through a landmark agreement to purchase up to 36 additional digital presses. The purchase will expand our digital fleet by approximately 20 percent.

STOCK REPURCHASES BUILD VALUE

During 2008, we repurchased approximately 20 percent of the Consolidated Graphics common shares outstanding. The stock repurchases will help optimize our capital structure to increase return on equity and create shareholder value.

Despite additional debt associated with the stock repurchases and acquisitions, our balance sheet remains strong, providing ample financial flexibility to execute our business plan.

A SOUND STRATEGY FROM ANY PERSPECTIVE

We look forward to the future with great optimism. In addition to the benefits of our recent acquisitions and continuing momentum from strategic sales and digital printing, we expect our 2009 results to reflect incremental revenue from election-related printing.

Consolidated Graphics has a sound strategy for success in all economic environments. We have the financial strength to weather economic cycles and the ability to offer cost-savings and improve marketing solutions that position us to build market share with customers striving to do more with less. Most importantly, we have a team of the industry's best leaders and professionals to leverage our investments, enhance our competitive position, and create value for our customers and shareholders alike.

Joe R. Davis

JOE R. DAVIS
Chairman and Chief Executive Officer



investor perspective

9% Increase in Revenues

9.2% Operating Margin

19.2% Return on Equity

27% Increase in Diluted EPS

$59.3 Million Net Income

$4.63 Diluted EPS

$110.2 Million Operating Cash Flow

CGX

A GROWING SPECTRUM OF



[illegible] PRINTING
- [illegible] presses
- [illegible] to 12 colors
- Large-format capability
- [illegible] to 8[illegible]"

[illegible] PRINTING
- [illegible] presses
- [illegible] and half web
- [illegible]-set and cold-set
- [illegible] to 8 colors
- [illegible] finishing

[illegible] PRINTING
- [illegible] presses
- [illegible] color production
  - Xerox [illegible]
  - Kodak NexPress
  - [illegible]
- Black and white
- Variable data printing

BINDERY/FINISHING
- Cutting, folding and gluing
- Saddle stitching
- Perfect binding
- Die cutting
- Foil stamping and embossing
- Laminating and sheeting

FULFILLMENT SERVICES
- Kitting and packaging
- Mailing and distribution
- Warehousing
- Online inventory management

CGXSOLUTIONS
- Proprietary online technology
  - StoreFront
  - CrossMedia
  - Digital Asset Management
- Multi-site integrated digital and offset solutions
- Business process outsourcing expertise

SPECIALTY SERVICES
- Annual reports
- Direct mail
- Flexo labels
- Dye sublimation
- Packaging
- Photo books
- Games and sweepstakes
- Map printing
- Cookbook publishing
- Event print numbering
- Point of purchase
- CD-Rom and DVD services
- Foreign language translation
- Product and sample affixing
- MetalFX metallic printing
- Ad specialties and promotional products
- Food safe packaging

[illegible]
- American [illegible]
- [illegible]SO and [illegible]
- Forest Stewardship Council [illegible]
- Sustainable Forestry [illegible]

CAPABILITIES

NATIONAL STRENGTH. LOCAL SERVICE.

The Consolidated Graphics spectrum of value starts with an unmatched geographic footprint and unsurpassed capabilities to meet all of our customers printing and related needs. Our 70 businesses, strategically located across 27 states and in Canada, are located in or near virtually every major U.S. market.

With one of the most comprehensive and technologically advanced sheetfed and web printing capabilities in North America complemented by industry-leading digital printing technology, we deliver impeccable quality on projects of all types. Our products range from business identity basics, such as business cards and stationery, to larger-than-life displays. We print on virtually any substrate and offer limitless options for personalization.

Sales representatives at every company know -- and deliver -- the full capabilities of our coast-to-coast network. So customers enjoy the service and responsiveness of a local printer plus the economic, geographic and technological advantages of a strong national corporation.

But printing is just the beginning. With a complete range of value-added services, strategically located fulfillment centers and sophisticated technology, our in-house capabilities extend from concept through delivery. To complete the value proposition, our CGXSolutions team of experts draws on the full spectrum of our capabilities and services to develop customized solutions that streamline operations and improve results.

CGX KEY DIFFERENTIATORS

289
Sheetfed Printing Presses

63
Web Presses

up to 12
Colors on a Sheetfed Press

up to 81"
Large-format Capability

DIGITAL SPECTRUM

With the largest integrated digital footprint of any commercial printer in the U.S., we offer innovative digital print solutions that complement our traditional business to expand our spectrum of services.

DISTRIBUTE AND PRINT

The Consolidated Graphics network of 164 digital presses in 54 locations is fully integrated, enabling us to manufacture materials close to the point of distribution to meet customer requirements. Our centralized system can receive orders electronically, prepare files for production and distribute them to strategically located printing facilities. By reducing shipping distances, our Distribute and Print model can get materials to market faster, cut distribution costs and contribute to cleaner air.

PRINT-ON-DEMAND

Our digital print solutions give customers the flexibility to print materials when and where they are needed, enabling quick response to market changes and virtually eliminating the cost of warehousing inventories. Print-on-demand replaces stocks of pre-printed materials that must be stored and may become obsolete with immediate access to pieces that reflect current market opportunities and drive results.

VARIABLE DATA TECHNOLOGY

Through variable data digital printing, we offer a cost-effective method to produce customized messages that get read and get results. Because they are personally relevant, these one-on-one conversations break through the clutter to dramatically boost response rates, lower the cost per response and improve the return on marketing investments.

ON-SITE PRINTING SOLUTIONS

Your place or ours, the choice is yours. We will design, equip and operate an on-site facility tailored to a customer's needs. In-house digital printing from Consolidated Graphics is a cost-effective solution for "lean" manufacturing and just-in-time deliveries.

164
Digital Presses

multiple-site
Integrated Digital
and Offset Printing

54
Digital Print
Facilities

mailing & distribution
Across the U.S.
and in Canada

YOUR perspective

- Quality Assurance
- Reduction of Inventories
- Improved Response Rates
- Valuable Cost Savings
- Faster Time to Market



OUR perspective

- Distribute and Print
- Utilize National Network
- Integrate Unique Solutions
- Personalized Messaging
- Ship to End User

When CareFirst BlueCross BlueShield needed an efficient digital solution to produce a large volume of enrollment books, PCA, our local CGX company, enlisted CGX Solutions to program a custom workflow. The solution enables the production of attractive, perfect-bound, personalized books ranging from eight to 100 pages in small and large quantities, and it provides real-time links for inventory management, reporting and fulfillment. Thanks to CGX, CareFirst has eliminated a time-intensive fulfillment process that involved the hand assembly of approximately 1,000 individual packets daily, and we are taking a great-looking product to market!

[illegible] BLUECROSS BLUESHIELD, MARYLAND

INTEGRATED SOLUTIONS

STOREFRONT

A fully customizable online system with an array of tools that streamline the purchase, management and distribution of a customer's entire range of marketing materials

CROSSMEDIA

A unique capability for the creation of highly engaging personalized one-to-one direct mail campaigns designed to increase response rates

DIGITAL ASSET MANAGEMENT

A powerful online library that gives customers limitless means to organize, protect and facilitate the proper use of valuable digital assets such as photos, logos and graphics

DIGITAL PRINT SOLUTIONS

Technology that provides print-on-demand capabilities to give customers the flexibility to respond to market changes and manage inventories more efficiently

UNMATCHED RESOURCES

STRATEGIC PERSPECTIVE

First Horizon chose Consolidated Graphics for all of our printing needs because they go beyond printing to provide technologically advanced solutions that drive efficiency and improve our results. The quality of their work is fantastic and their staff is incredibly knowledgeable and helpful, which makes our business relationship with CGX highly rewarding.

ALYSON SMITH, MARKETING MANAGER, FIRST HORIZON HOME LOANS, TEXAS
CHERYL HAYES, SENIOR VICE PRESIDENT, NATIONAL MARKETING, FIRST HORIZON HOME LOANS, TEXAS

At Consolidated Graphics, we recognize that our customers need much more than printing. So, while others just sell printing, we create solutions.

CGXSolutions is a dedicated team of experts adept at coupling our unmatched capabilities with the power of our technology to deliver value. We take a strategic approach, getting to know our customers, understanding their challenges and creating total solutions tailored to the way they do business. We harness technology in ways that increase efficiency and effectiveness to drive cost-savings and improve results. Experts at implementation, our CGXSolutions professionals partner with customers to seamlessly integrate new systems with existing operations.

STOREFRONT EVOLVES TO MEET CUSTOMER NEEDS

Long a mainstay of our technology offerings, CGXSolutions' StoreFront, continually evolves to meet the increasingly sophisticated needs of our customers. An enhanced version, to be launched in 2008, will offer greater flexibility to integrate StoreFront with the existing processes and databases of our customers for greater power and functionality. Among other benefits, the enhancement will link existing online print procurement features with customer databases to automate fulfillment and bring new levels of convenience, efficiency and speed to printing and distribution

WE OFFER THE POWER OF PERSONALIZATION

Our innovative variable data digital technology provides personalization options for a myriad of applications. In addition to reports and statements requiring individualized data, customers are increasingly using variable data technology to create personally relevant marketing campaigns that get read and get results. Our CrossMedia solutions couple personalized print with e-mail, text messages and personal websites to help our customers take their business relationships to the next level.

CGXSolutions

YOUR PROJECT OUR NETWORK

ADVANCED TECHNOLOGY COUPLED WITH EXPERTISE for solutions that increase efficiency in managing print materials and enhance marketing effectiveness to lower costs and raise the return on your marketing investments.



TECHNOLOGY SOLUTIONS
DIGITAL PRINT SOLUTIONS
SINGLE POINT OF CONTACT
MARKETING COLLATERAL
POINT-OF-PURCHASE DISPLAYS

SOPHISTICATED INLINE capabilities for the production of highly effective direct mail pieces are complemented by high-volume mailing operations that get materials to market quickly and efficiently.

HIGH-QUALITY business identity basics including stationery, envelopes and business cards.

FLEXIBLE SOLUTIONS include print-on-demand for quick response to market opportunities and an integrated nationwide network that can print your project close to distribution points and customized on-site printing options.

A FULL RANGE of options for projects of any size offer impeccable quality and personalization capabilities to enhance your brand and your marketing campaigns.

CONCEPT TO DELIVERY of custom in-store displays that appeal to customers and drive sales. Products range from window decals to larger-than-life floor displays on virtually any substrate.

A SPECTRUM OF EARTH-FRIENDLY OPTIONS

OUR sustainability initiatives

ENVIRONMENTAL COMMITMENT

Consolidated Graphics has taken a stand for sust[illegible] such as recycling and waste reduction that [illegible] plus a broad spectrum of environmentally friendly options for our customers.

FSC CERTIFICATION

We have secured Forest Stewardship Council (FSC) [illegible] in North America. FSC is an international [illegible] and businesses together to develop solutions that pro[illegible] ship of the world's forests. This means we can offer FSC [illegible] customers who wish to support companies working proactively to preserve [illegible] protect our environment. Customers who choose FSC-certified printing [illegible] onstrate their commitment by displaying the FSC [illegible]

INSPIRE EARTH

Our exclusive line of Inspire papers, stocked at all CGX [illegible] Inspire Earth. This newest line combines the superior quality characteristics shared by all Inspire papers with environmental benefits [illegible] to our customers and our world. Inspire Earth papers [illegible] post-consumer waste and are certified by [illegible] including FSC.

CLEANER AIR

With an integrated network of digital presses across the [illegible] a customer's electronic file and distribute it to one or [illegible] across our vast footprint for production close to [illegible] This Distribute and Print model can significantly [illegible] freight costs and the associated emissions.

INNOVATIVE

LEADERSHIP

HIGHLY
TRAINED

CUSTOMER
FOCUSED

RESPONSIVE

EXPERIENCED

CONNECTED

DRIVEN

OUR MOST VALUABLE ASSETS

THE INDUSTRY'S BEST PEOPLE

LEADERSHIP DEVELOPMENT PROGRAM

At Consolidated Graphics, we have always known that great people are our most valuable asset. Hiring and retaining the industry's top talent is at the heart of our commitment to customers. And developing the next generation of company leaders is a fundamental focus of our growth strategy.

Our unique Leadership Development Program (LDP), a highly structured, three-year program, ensures a deep pool of talented professionals to serve our customers and support our growth. We start with the best and brightest graduates from colleges across the nation. We immerse and educate them in all facets of our business by coupling formal training and mentoring from top management with plenty of hands-on experience at one of our printing facilities.

After completing rotation assignments in all departments, LDP associates decide whether they want to pursue a career in operations management or go into sales. Those who choose a career in sales spend their final six months "attending" CGX University. This intensive sales development program combines formal training, coaching and peer group interaction with on-the-job experience to produce sales executives focused on solutions and skilled in creating value for their customers.

With 293 current associates and graduates, the LDP has lived up to its name, producing 21, or 30 percent, of our company presidents plus many of our top sales executives and senior operations managers.

CGXUNIVERSITY

CGX University helps our sales professionals hone their skills to serve customers better. Launched in 2007, this sales development program represents our commitment to a highly trained sales organization that has the mindset, and the skill set, to be a valued resource to customers.

Developed following interviews with numerous sales representatives and company presidents, the program addresses the very real needs of our people who are on the front lines in delivering value and building positive, long-term relationships. It supports the evolution of our company from a commercial printer to a provider of complete and complex solutions that improve results.

Through CGX University, our sales professionals are expanding their knowledge and improving their skills in consulting with customers to identify challenges and deliver solutions that draw on the full resources and capabilities of the CGX network.

While the CGX University sales development program spans a period of six months, our commitment to the development and support of our sales team spans an entire career.

CGX University is a permanent resource that provides ongoing information about changing markets, advises our companies, consults with individuals and is dedicated to helping our sales professionals deliver the best possible customer experience.

The Cyril-Scott Company

A CONSOLIDATED GRAPHICS COMPANY

Based in Lancaster, Ohio, a short drive from Columbus, and acquired in December 2007, Cyril-Scott brings a large web fleet, an array of capabilities and a legacy of innovation to Consolidated Graphics. The company has achieved many firsts and developed patented processes through in-house engineering, building and modification of finishing equipment to deliver virtually anything a customer requests.

As one of the first inline finishing web printers staffed by a team of professionals focused on quality and service, Cyril-Scott is a recognized leader in serving the direct mail market. With 19 web presses fully equipped for die cutting, folding, gluing and personalization, the company has unmatched inline capabilities for products that come off the press ready for the mail.

To complement its arsenal of production capabilities, Cyril-Scott has a sophisticated mailing operation with a daily capacity of two million pieces that moves materials directly to the U.S. Postal Service or to Bulk Mail Centers.

ACQUIS

22

Inline Imaging Heads for Personalization

19

Inline, Heat-set Web Presses

ITIONS

PBM Graphics, Inc.

6-color

38" Full Web Press

600,000 +SQ FT

Operations Facility

A CONSOLIDATED GRAPHICS COMPANY

Based in Durham, North Carolina, and acquired in March 2008, PBM Graphics is one of the largest and most highly recognized commercial printers in North America. With a customer-centric philosophy of adapting, modifying and growing its business to deliver complete and customized solutions, the company prides itself on offering a full-service, single source for graphics production, packaging and fulfillment services.

PBM Graphics employs almost 800 professionals and operates multiple facilities that total more than 600,000 square feet of space. Highly respected for impeccable quality and excellent customer service, the company has built an impressive list of blue-chip clients across a broad spectrum of industries.

PBM Graphics has 25 years of experience in meeting the exacting standards of pharmaceutical and healthcare customers. It also holds a leading market position in collectible game cards and the associated packaging and is the world's largest producer of Pokémon™ cards.

THE CGX SPECTRUM OF VALUE

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Consolidated Graphics, Inc.
S&P 1500 Commercial Printing Index
S&P 500 Index
S&P SmallCap 600 Index
$500
400
300
200
100
0
2003
2004
2005
2006
2007
2008

TOTAL RETURN TO SHAREHOLDERS

(INCLUDES REINVESTMENT OF DIVIDENDS)

ANNUAL RETURN PERCENTAGE
YEARS ENDING

COMPANY / INDEX	MAR04	MAR05	MAR06	MAR07	MAR08
Consolidated Graphics, Inc.	128.73	36.80	-0.91	42.08	-24.31
S&P 500 Index	35.12	6.69	11.73	11.83	-5.08
S&P 1500 Commercial Printing Index	48.22	7.20	2.64	18.42	-20.42
S&P SmallCap 600 Index	56.49	13.08	24.07	5.29	-10.60

INDEX RETURNS
YEARS ENDING

COMPANY / INDEX	BASE PERIOD MAR03	MAR04	MAR05	MAR06	MAR07	MAR08
Consolidated Graphics, Inc.	100	228.73	312.91	310.05	440.51	333.43
S&P 500 Index	100	135.12	144.16	161.07	180.12	170.98
S&P 1500 Commercial Printing Index	100	148.22	158.88	163.09	193.13	153.70
S&P SmallCap 600 Index	100	156.49	176.96	219.55	231.17	206.66

2008 FINANCIALS

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of our Company and the notes thereto beginning on page 33.

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31				
	2008	2007	2006	2005	2004
INCOME STATEMENT DATA					
Sales	$ 1,095,388	$ 1,006,186	$ 879,023	$ 779,016	$ 708,060
Cost of sales	812,401	736,996	661,560	586,615	540,080
Gross profit	282,987	269,190	217,463	192,401	167,980
Selling expenses	106,952	101,649	91,266	81,456	76,189
General and administrative expenses	78,804	69,223	58,993	54,116	51,887
Other (income) expense, net	(3,064)	–	–	–	–
Goodwill impairment[1]	–	11,533	–	–	–
Operating income	100,295	86,785	67,204	56,829	39,904
Interest expense, net	12,020	6,702	5,514	5,107	7,216
Income before income taxes	88,275	80,083	61,690	51,722	32,688
Income taxes	28,951	29,342	23,192	19,000	12,691
Net income	$ 59,324	$ 50,741	$ 38,498	$ 32,722	$ 19,997
Earnings per share					
Basic	$ 4.76	$ 3.74	$ 2.81	$ 2.40	$ 1.49
Diluted	$ 4.63	$ 3.65	$ 2.73	$ 2.31	$ 1.44

(IN THOUSANDS)	AS OF MARCH 31				
	2008	2007	2006	2005	2004
BALANCE SHEET DATA					
Working capital	$ 138,250	$ 100,153	$ 67,474	$ 64,225	$ 47,488
Property and equipment, net	421,347	354,156	297,308	297,600	272,801
Total assets	872,663	723,969	611,313	590,229	526,209
Long-term debt, net of current portion	362,448	142,144	90,678	111,895	98,265
Total shareholders' equity	279,793	365,536	318,946	283,332	245,612

[1] Reflects the impairment of goodwill value as of March 31, 2007 under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

ANNUAL NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION CERTIFICATIONS

The Company timely submitted its 2007 Annual CEO Certification required under New York Stock Exchange ("NYSE") Rule 303A.12(a) to the NYSE without qualification. In addition, the Company's Annual Report on Form 10-K for the year ended March 31, 2008, as filed with the Securities and Exchange Commission, contained the Certifications of the Chief Executive Officer and Chief Financial Officer as required under Section 302 of the Sarbanes-Oxley Act of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes beginning on page 33. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those referenced in "Forward-Looking Statements – Safe Harbor Provisions" set forth on the inside back cover of this Annual Report.

OVERVIEW

Our Company is a leading U.S. and Canadian provider of commercial printing services with 70 printing businesses spanning 27 states plus one Canadian province. Complementing the printing services we provide, we also offer (i) state-of-the-art fulfillment services from 13 fulfillment centers located at or near one of our printing businesses and (ii) proprietary digital technology solutions and e-commerce capabilities from two technology hubs located at our corporate headquarters and at one of our printing businesses in the Baltimore/Washington D.C. area.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth – We seek to use our competitive advantages to expand market share. We continually seek to hire additional experienced sales professionals, invest in new equipment and technology, expand our national accounts program, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for consolidation into one of our existing businesses.

Cost Savings – Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. We also maintain centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

Our sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, printing, finishing, storage and delivery of high-quality materials which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; and (iii) digital technology solutions and e-commerce capabilities that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, trading cards, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of products and services we provide. As such, it is difficult for us to predict with any high degree of certainty the number, size and profitability of printing services that we expect to provide for more than a few weeks in advance. Our revenues, however, tend to be strongest in the quarter ended December 31 followed by revenue in the quarter ended March 31. Conversely, revenues tend to be seasonally weaker in the quarters ended June 30 and September 30.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff including stock-based compensation, as well as office rent, utilities and communications expenses, various professional services and amortization of identifiable intangible assets.

RESULTS OF OPERATIONS

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	YEAR ENDED MARCH 31					
	(IN MILLIONS)			(AS A PERCENTAGE OF SALES)		
	2008	2007	2006	2008	2007	2006
Sales	$ 1,095.4	$ 1,006.2	$ 879.0	100.0%	100.0%	100.0%
Cost of sales	812.4	737.0	661.5	74.2	73.2	75.3
Gross profit	283.0	269.2	217.5	25.8	26.8	24.7
Selling expenses	107.0	101.7	91.3	9.8	10.1	10.4
General and administrative expenses	78.8	69.2	59.0	7.2	6.9	6.7
Other (income) expense, net	(3.1)	–	–	(0.3)	–	–
Goodwill impairment	–	11.5	–	–	1.2	–
Operating income	100.3	86.8	67.2	9.1	8.6	7.6
Interest expense, net	12.0	6.7	5.5	1.1	0.7	0.6
Income before taxes	88.3	80.1	61.7	8.0	7.9	7.0
Income taxes	29.0	29.4	23.2	2.6	2.9	2.6
Net income	$ 59.3	$ 50.7	$ 38.5	5.4%	5.0%	4.4%

Our sales and expenses during the periods shown were impacted by the acquisition of three printing businesses in fiscal 2008, two printing businesses in fiscal 2007 and four printing businesses in fiscal 2006. In accordance with the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions. This revenue impact is referred to below as the "incremental impact of acquisitions." We refer to revenue growth or decline, excluding the effect of revenues contributed by acquisitions in the most recent fiscal year as "organic" or "same-store" sales growth or decline.

ANALYSIS OF CONSOLIDATED INCOME STATEMENTS FOR FISCAL 2008 AS COMPARED TO FISCAL 2007

Sales for fiscal 2008 increased $89.2 million, or 9%, to $1.10 billion from $1.01 billion in fiscal 2007. The $89.2 million revenue increase is attributable to an increase of $109.4 million from the incremental impact of acquisitions, partially offset by an internal same-store revenue decline of $20.2 million due largely to an $11.7 million decline in election-related printing. Excluding the decline in election-related printing, internal sales were down .8% compared to 2007. We believe this decline was generally due to the weakness of the U.S. economy during the year.

Fiscal 2008 gross profit increased by $13.8 million, or 5%, to $283 million from $269.2 million in fiscal 2007. This increase was primarily attributable to the increased sales levels discussed above, which were significantly affected by the incremental impact of acquisitions. Gross profits as a percentage of sales, declined to 25.8% from 26.8% in fiscal 2007 due to relatively lower gross margins for recently acquired businesses, as well as higher expenses related to direct start-up expenses associated with our growing digital printing business.

Selling expense for fiscal 2008 increased $5.3 million, or 6%, to $107 million from $101.7 million in fiscal 2007. The increase is attributable to higher commission expense due to the increased sales levels noted above. As a percentage of sales, selling expenses in fiscal 2008 declined to 9.8% from 10.1% in fiscal 2007. The decline was primarily due to lower selling expense as a percentage of sales for recently acquired businesses.

General and administrative expenses for fiscal 2008 increased $9.6 million, or 14%, to $78.8 million from $69.2 million in fiscal 2007. This increase was caused by the incremental impact of acquisitions (including intangible asset amortization) and an increase in professional fees related to legal costs and information technology consulting fees. Overall, as a percentage of sales, general and administrative expenses in fiscal 2008 increased to 7.2% from 6.9% in fiscal 2007.

Other income for fiscal 2008 of $3.1 million related to a foreign currency transaction gain primarily resulting from certain transactions at our Canadian subsidiary denominated in U.S. dollars.

Based on our annual evaluation of goodwill at March 31, 2008, no goodwill impairment was recorded. Goodwill impairment for fiscal 2007 was $11.5 million.

Net interest expense for fiscal 2008 increased $5.3 million, or 80%, to $12 million from $6.7 million in fiscal 2007, mostly due to a higher level of average debt outstanding due to borrowings used to fund 2008 acquisitions and share repurchases under our common stock repurchase program. The increase was partially offset by a decrease in our weighted average interest rate.

Income taxes for fiscal 2008 were $29.0 million, reflecting an overall effective tax rate of 32.8% as compared to an effective tax rate of 36.6% in fiscal 2007. In fiscal 2008, the effective tax rate declined primarily as a result of a reduction in reserves related to certain tax positions, partially offset by an increase in state income taxes.

ANALYSIS OF CONSOLIDATED INCOME STATEMENTS FOR FISCAL 2007 AS COMPARED TO FISCAL 2006

Sales for fiscal 2007 increased $127.2 million, or 14%, to $1.01 billion from $879.0 million in fiscal 2006. The $127.2 million revenue increase is attributable to $68.0 million of internal sales growth and $59.2 million from the incremental impact of acquisitions. Approximately 36% (or $24.4 million) of our internal sales growth resulted from election-related printing (which recurs generally on a biennial basis), while approximately 57% (or $38.9 million) was attributable to sales growth from National Sales and CGXSolutions. Compared to the prior year, National Sales were up 44% and accounted for 9% of our total sales. Sales attributable to our CGXSolutions sales channel (including $7.2 million of National Sales) were up 35% compared to the prior year and accounted for 5% of our total sales.

Gross profit for fiscal 2007 increased by $51.7 million, or 24%, to $269.2 million from $217.5 million in fiscal 2006. Approximately $31.5 million of the increase is attributable to the increased sales levels discussed above, including the incremental impact of acquisitions. The remaining increase of $20.2 million accounts for the increase in our gross profit percentage to 26.8% in fiscal 2007 compared to 24.7% in fiscal 2006, and is attributable to (i) margin leverage as certain of our operating costs are more fixed in nature (for example depreciation and rent expense) and (ii) incremental purchasing and pricing gains that we have been able to achieve.

Selling expense for fiscal 2007 increased $10.4 million, or 11%, to $101.7 million from $91.3 million in fiscal 2006. The increase is directly attributable to the increased sales levels noted above. As a percentage of sales, selling expenses in fiscal 2007 decreased to 10.1% from 10.4% in fiscal 2006, as (i) our sales growth leveraged certain selling expenses which are more fixed in nature (for example sales meetings and overhead) and (ii) a lower level of sales commissions and other expenses were incurred in connection with election-related printing and certain other components of our fiscal 2007 sales growth.

General and administrative expenses for fiscal 2007 increased $10.2 million, or 17%, to $69.2 million from $59.0 million in fiscal 2006. Recognition of share-based compensation expense totaling $2.7 million was a significant cause of the increase. The remainder of the increase was primarily attributable to the incremental impact of acquisitions (including direct expenses and $.3 million of incremental intangible asset amortization). Overall, as a percentage of sales, general and administrative expenses in fiscal 2007 increased to 6.9% (including a .3% increase attributable to share-based compensation expense) from 6.7% in fiscal 2006.

Goodwill impairment for fiscal 2007 was $11.5 million based on the Company's annual evaluation of goodwill at March 31, 2007, in accordance with SFAS No. 142. The impairment was attributed to four printing businesses that in the aggregate accounted for approximately 3% of the Company's total sales in fiscal 2007. No goodwill impairment was recorded in fiscal 2006.

Net interest expense for fiscal 2007 increased $1.2 million, or 22%, to $6.7 million from $5.5 million in fiscal 2006, due principally to a higher level of average debt outstanding and a generally higher interest rate environment. This increase in average debt outstanding in fiscal 2007 related principally to acquisitions completed and funded during the year, which totaled $67.6 million, and our common stock repurchases, which totaled $24.7 million.

We provided for income taxes for fiscal 2007 of $29.4 million, reflecting an overall effective tax rate of 36.6% as compared to an effective tax rate of 37.6% in fiscal 2006. In fiscal 2007, an income tax benefit of $3.7 million attributable to the goodwill impairment discussed above and a one-time credit of $.7 million for the impact of a net reduction in legislated state income tax rates on previously provided deferred income taxes were recorded. These tax benefits resulted in a net decrease of .2% on our overall effective tax rate. Excluding these items, the decrease in our overall effective tax rate was primarily attributable to (i) an increase in pre-tax earnings, which caused non-deductible expenses to be a smaller percentage of pre-tax earnings, thus lowering our effective tax rate and (ii) an increase in the estimated domestic production activities deduction for fiscal 2007.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Our historical sources of cash have primarily been cash provided by operations or borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations and repurchases of our common stock. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto included in *Item 8. Financial Statements and Supplementary Data*:

	YEAR ENDED MARCH 31		
(IN MILLIONS)	2008	2007	2006
Net cash provided by operating activities	$ 110.2	$ 72.8	$ 79.2
Acquisitions of businesses	(97.3)	(67.6)	(28.0)
Capital expenditures, net of proceeds from asset dispositions[1]	(39.4)	(39.1)	(13.9)
Net proceeds (payments) under bank credit facilities	177.4	51.1	(27.1)
Net payments on term equipment notes and other debt	(1.1)	(3.1)	(8.8)
Payments to repurchase and retire common stock	(150.0)	(24.7)	(6.7)
Proceeds from exercise of stock options	2.9	17.6	2.5

[1] Excludes capital expenditures of $41 million in fiscal 2008, $5.1 million in fiscal 2007 and $16.5 million in fiscal 2006, which were directly financed and/or accrued as a current liability.

Additionally, our cash position, working capital and debt obligations as of March 31, 2008, 2007 and 2006 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto included in *Item 8. Financial Statements and Supplementary Data*:

	MARCH 31		
(IN MILLIONS)	2008	2007	2006
Cash and cash equivalents	$ 15.1	$ 12.0	$ 5.0
Working capital, inclusive of cash and cash equivalents	138.3	100.2	67.5
Total debt	385.7	154.6	101.5

Net cash provided by operating activities increased by $38.0 million for fiscal 2008 compared to fiscal 2007. This increase was primarily related to a $26.1 million increase in accounts receivable, an $8.6 million increase in net income and an $11.5 million decrease in goodwill impairment. Since our cash requirements in fiscal 2008 for capital expenditures, business acquisitions and stock repurchases exceeded internally generated cash flow, we incurred additional borrowings resulting in a $231.1 million increase in our total debt obligations for the year.

During fiscal 2008, we invested $82.4 million in new technology, equipment and real estate, of which $21.5 million was for digital presses and related technology.

We believe that our cash flow provided by operations, combined with new borrowings, will be adequate to cover our fiscal 2009 working capital growth, debt service requirements and planned capital expenditures.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon prevailing market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. During fiscal 2008, the Company completed the acquisitions of three printing businesses. The Pikes Peak Lithographing Company, The Cyril-Scott Company and PBM Graphics, Inc. acquisitions were funded principally by borrowings under bank credit facilities. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings. We have in the past issued our common stock as purchase price consideration in some of our acquisitions. Although we may issue common stock for such purposes in the future, we do not expect to do so in the foreseeable future because of our current financial liquidity and ability to utilize available cash or make additional borrowings instead of issuing common stock.

In May 2007, our Board of Directors approved a common stock share repurchase program providing for repurchases of our common stock not to exceed an aggregate of $100 million in open-market or block purchase transactions. During the six month period ended September 30, 2007, we repurchased 1,660,466 shares of our common stock at a total cost of $100 million. In October 2007, our Board of Directors approved an additional common stock share repurchase program providing for repurchases of our common stock not to exceed an aggregate of $50 million in open-market or block purchase transactions. During the six month period ended March 31, 2008, we repurchased 1,023,701 shares of our common stock at a total cost of $50 million. Therefore, we repurchased a total of 2,684,167 shares of our common stock at a total cost of $150 million in fiscal 2008.

DEBT OBLIGATIONS

Our primary bank credit facility (as amended, the "Credit Agreement") currently provides for $335 million in revolving credit and has a maturity date of October 6, 2011. At March 31, 2008, outstanding borrowings under the Credit Agreement were $233 million and accrued interest at a weighted average rate of 3.9%.

Under the terms of the Credit Agreement, the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at our option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of .625% to 1.50%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%). We are also required to pay an annual commitment fee ranging from .15% to .275% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2008, the applicable LIBOR interest rate margin was 1.00% and the applicable commitment fee was .20%.

We are subject to certain covenants and restrictions and we must meet certain financial tests as defined in the Credit Agreement. We were in compliance with these covenants and financial tests at March 31, 2008. In the event that we are unable to remain in compliance with these covenants and financial tests in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all of our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be re-classified as a current liability. In the event that we were unable to obtain a waiver, re-negotiate or re-finance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course likely would result.

We also maintain an unsecured credit facility with a commercial bank (as amended, the "A&B Credit Facility") currently consisting of a U.S. $5 million maximum borrowing limit component and a separate Canadian $31 million maximum borrowing limit component. At March 31, 2008, outstanding borrowings under the A&B Credit Facility were U.S. $2.2 million, which accrued interest at a weighted average rate of 5.3%, and Canadian $28 million ($27.4 million U.S. equivalent), which accrued interest at a weighted average rate of 5.8%. An annual reduction of Canadian $4 million on the Canadian dollar denominated commitment occurs on each anniversary date of the A&B Credit Facility until the final maturity date of January 2, 2011. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by us under the Credit Agreement constitutes a default under the A&B Credit Facility.

In addition, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5 million. One facility expires in October 2008 while the other facility expires in December 2008. At March 31, 2008, outstanding borrowings under the Auxiliary Bank Facilities totaled $9.3 million and accrued interest at a weighted average rate of 3.7%. Because we currently have the ability and intent to refinance the borrowings outstanding under the Auxiliary Bank Facilities expiring in October and December 2008, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2008. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

At March 31, 2008, outstanding borrowings under our term equipment notes totaled $104.5 million and accrued interest at rates between 3.9% and 7.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. We are not subject to any significant financial covenants in connection with any of the term equipment notes. At March 31, 2008, outstanding borrowings under our real estate notes totaled $4.4 million and accrued interest at 6%. The real estate notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance and are secured by the real estate. At March 31, 2008, other debt obligations totaled $4.9 million and provided for principal payments plus interest (at fixed and variable rates) for defined periods up to 15 years from the date of issuance. We do not have any significant financial covenants or restrictions associated with the real estate notes or the other debt obligations. The Credit Agreement places certain limitations on the amount of additional term note obligations we may incur in the future.

As of March 31, 2008, our available credit under existing credit facilities was approximately $101.8 million.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

As of March 31, 2008, the scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Debt obligations	$ 385.7	$ 23.3	$ 46.4	$ 304.4	$ 11.6
Operating lease obligations	97.9	18.7	27.6	19.5	32.1

Operating leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of credit – In connection with our assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and our assumption of certain contingent liabilities related to certain of our acquisitions, we had letters of credit outstanding as of March 31, 2008 totaling $6.6 million. All of these letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in October 2011, and we will be required to obtain replacement letters of credit at that time, as needed.

Insurance programs – We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

CRITICAL ACCOUNTING POLICIES

We have identified our critical accounting policies based on the following factors – significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Revenue Recognition – We primarily recognize revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into our fulfillment warehouses and invoicing of the customer for the product at an agreed price. Because printed products manufactured for our customers are customized based upon the customers specifications, product returns are insignificant.

Receivables, net of valuation allowance – Accounts receivable at March 31, 2008 were $209.0 million, net of a $3.6 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of known requirements, aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by contraction in the U.S. economy or other factors beyond our control. Changes in our estimates of collectibility could have a material adverse effect on our consolidated financial condition or results of operations.

Goodwill and other intangible assets – We evaluate the carrying value of our goodwill and other intangible assets with indefinite lives as of each fiscal year end, or at any time that management becomes aware of an indication of impairment. Our evaluation is based on certain data estimated by management to be indicators of future cash flows at each of our facilities. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Our evaluation also makes use of estimates of market multiples of cash flow at which transactions could be completed in the current market and calculation of estimated discounted cash flows. If our estimates of future cash flows or market multiples prove to be materially inaccurate, an impairment charge could be necessary in future periods.

Impairment of long-lived assets – We evaluate long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for an impairment may exist. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance liabilities – We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for income taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, we account for uncertain tax positions in accordance with Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109* (FIN 48). For additional information regarding FIN 48, refer to Note 6. Income Taxes in the footnotes to our consolidated financials.

Accounting for acquisitions – The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are prospectively revised if and when additional information concerning certain asset and liability valuations we are waiting for at the time of the initial allocations is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurement. Our adoption of SFAS No.157 effective as of April 1, 2008 is not expected to have a material impact on our consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB No. 115. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. Our adoption of SFAS No. 159 effective as of April 1, 2008 is not expected to have a material impact on our consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. SFAS No. 141R requires the acquiring entity to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair values as of that date. Goodwill is measured as a residual of the fair values at acquisition date. Acquisition related costs are recognized separately from the acquisition. Our adoption of SFAS No. 141R effective as of April 1, 2009 is not expected to have a material impact on our consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements*. SFAS No. 160 requires non-controlling interests in a subsidiary be reported as equity in the consolidated financial statements, the attributable net income be identified and presented on the face of the consolidated statement of income and changes in the ownership be accounted for consistently. The statement also includes requirements when an interest is deconsolidated. Disclosure should be sufficient to clearly identify and distinguish between the interests of the reporting entity and that of the non-controlling interests owners. Our adoption of SFAS No. 160 effective as of April 1, 2009 is not expected to have a material impact on our consolidated financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk. We are exposed to market risk in interest rates related primarily to our debt obligations, which as of March 31, 2008 include $109.2 million of fixed rate debt and $276.5 million of variable rate debt. A 1% increase in the interest rate on our variable rate debt would change our interest expense by approximately $2.8 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2008:

($ IN MILLIONS)	2009	2010	2011	2012	2013	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE AT MARCH 31, 2008
FIXED RATE DEBT:								
Amount	$ 22.7	$ 24.4	$ 21.1	$ 15.2	$ 14.2	$ 11.6	$ 109.2	$ 98.2
Average interest rate	5.72%	6.21%	5.71%	5.84%	5.68%	6.03%	5.87%	
VARIABLE RATE DEBT:								
Amount	$ .5	$ .5	$ .4	$ 272.1	$ 3.0	–	$ 276.5	$ 276.5
Average interest rate	2.61%	2.25%	2.25%	5.27%	2.25%	–	5.23%	

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	MARCH 31 2008	MARCH 31 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 15,131	$ 12,043
Accounts receivable, net	209,000	185,722
Inventories	61,511	46,951
Prepaid expenses	7,127	7,532
Deferred income taxes	9,353	8,479
Total current assets	302,122	260,727
Property and equipment, net	421,347	354,156
Goodwill and intangibles, net	141,381	101,768
Other assets	7,813	7,318
	$ 872,663	$ 723,969
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 23,252	$ 12,421
Accounts payable	56,948	58,519
Accrued liabilities	83,488	89,496
Income taxes payable	184	138
Total current liabilities	163,872	160,574
Long-term debt, net of current portion	362,448	142,144
Other liabilities	13,655	–
Deferred income taxes	52,895	55,715
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 11,079,011 and 13,693,698 issued and outstanding	111	137
Additional paid-in capital	153,204	185,098
Retained earnings	127,376	180,113
Other comprehensive income	(898)	188
Total shareholders' equity	279,793	365,536
	$ 872,663	$ 723,969

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED INCOME STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31		
	2008	2007	2006
Sales	$ 1,095,388	$ 1,006,186	$ 879,023
Cost of sales	812,401	736,996	661,560
Gross profit	282,987	269,190	217,463
Selling expenses	106,952	101,649	91,266
General and administrative expenses	78,804	69,223	58,993
Other income, net	(3,064)	–	–
Goodwill impairment	–	11,533	–
Operating income	100,295	86,785	67,204
Interest expense	12,366	7,011	5,692
Interest income	(346)	(309)	(178)
Income before taxes	88,275	80,083	61,690
Income taxes	28,951	29,342	23,192
Net income	$ 59,324	$ 50,741	$ 38,498
Basic earnings per share	$ 4.76	$ 3.74	$ 2.81
Diluted earnings per share	$ 4.63	$ 3.65	$ 2.73
Shares used to compute earnings per share			
Basic	12,463	13,580	13,719
Diluted	12,822	13,905	14,127

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, March 31, 2005	13,760	$ 138	$ 168,905	$ 114,289	$ –	$ 283,332
Exercise of stock options, including tax benefit	124	1	3,770	–	–	3,771
Repurchase and retire common stock	(170)	(1)	(2,094)	(4,560)	–	(6,655)
Net income	–	–	–	38,498	–	38,498
Balance, March 31, 2006	13,714	138	170,581	148,227	–	318,946
Exercise of stock options, including tax benefit	445	3	17,619	–	–	17,622
Compensation expense	–	–	2,695	–	–	2,695
Repurchase and retire common stock	(465)	(4)	(5,797)	(18,855)	–	(24,656)
Currency translation adjustment	–	–	–	–	188	188
Net income	–	–	–	50,741	–	50,741
Balance, March 31, 2007	13,694	137	185,098	180,113	188	365,536
Exercise of stock options, including tax benefit	67	1	2,869	–	–	2,870
Compensation expense	–	–	2,057	–	–	2,057
Repurchase and retire common stock	(2,682)	(27)	(36,820)	(113,250)	–	(150,097)
Currency translation adjustment	–	–	–	–	(1,086)	(1,086)
FIN 48 cumulative adjustment	–	–	–	1,189	–	1,189
Net income	–	–	–	59,324	–	59,324
Balance, March 31, 2008	11,079	$ 111	$ 153,204	$ 127,376	$ (898)	$ 279,793

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED MARCH 31		
(IN THOUSANDS)	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 59,324	$ 50,741	$ 38,498
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	53,886	45,270	45,663
Non-cash currency gain	(3,807)	–	–
Goodwill impairment	–	11,533	–
Deferred income tax provision	6,029	(6,554)	137
Share-based compensation expense	2,057	2,695	–
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	1,419	(24,727)	(3,969)
Inventories	(32)	(4,434)	157
Prepaid expenses	1,232	(394)	(833)
Other assets	(258)	(146)	(279)
Accounts payable and accrued liabilities	(3,902)	2,129	(3,101)
Other liabilities	(5,812)	–	–
Income taxes payable	46	(3,339)	2,976
Net cash provided by operating activities	110,182	72,774	79,249
INVESTING ACTIVITIES			
Acquisitions of businesses, net of cash acquired	(97,258)	(67,555)	(27,983)
Purchases of property and equipment	(41,394)	(43,217)	(16,382)
Proceeds from asset dispositions	2,019	4,095	2,517
Net cash used in investing activities	(136,633)	(106,677)	(41,848)
FINANCING ACTIVITIES			
Proceeds from bank credit facilities	289,377	230,867	52,916
Payments on bank credit facilities	(111,972)	(179,773)	(80,060)
Proceeds from issuance of term equipment notes	15,558	8,154	–
Payments on term equipment notes and other debt	(16,645)	(11,290)	(8,820)
Payments to repurchase and retire common stock	(150,097)	(24,656)	(6,655)
Proceeds from exercise of stock options, including tax benefit	2,869	17,622	2,459
Net cash provided by (used in) financing activities	29,090	40,924	(40,160)
Effect of exchange rate changes on cash	449	29	–
Net increase (decrease) in cash and cash equivalents	3,088	7,050	(2,759)
Cash and cash equivalents at beginning of period	12,043	4,993	7,752
Cash and cash equivalents at end of period	$ 15,131	$ 12,043	$ 4,993

See accompanying Notes to Consolidated Financial Statements.

ONE | BUSINESS

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a leading provider of commercial printing services.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. The Company also maintains centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

The Company's sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to the design specifications of the Company's customers; (ii) fulfillment and mailing services for such printed materials, and (iii) digital technology solutions and e-commerce capabilities that enable the Company's customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses is defined as a distinct reporting unit.

TWO | SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

ACCOUNTING POLICIES

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification – Certain reclassifications of prior periods' data have been made to conform to the current period reporting.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable – The Company primarily recognizes revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into the Company's fulfillment warehouses and invoicing of the customer for the product at an agreed price. Because printed products manufactured for the Company's customers are customized based upon the customers specifications, product returns are insignificant. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 3% of the Company's revenues in any of the years ended March 31, 2008, 2007 or 2006. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $3,575 and $3,080 at March 31, 2008 and 2007.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. Raw materials consist of paper, ink, proofing materials, plates, boxes and other general supplies. Inventory values consist of purchased raw materials, labor and overhead costs. The carrying values of inventories are set forth below:

	MARCH 31	
	2008	2007
Raw materials	$ 25,983	$ 15,608
Work in progress	29,447	26,659
Finished goods	6,081	4,684
	$ 61,511	$ 46,951

Long-Lived Assets – The Company determines the realization of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, and its other long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Under SFAS No. 142, the Company determines fair value using earnings before interest and income taxes and the weighted average costs of capital adjusted by a growth rate for each reporting unit. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment. Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its fair value determined by using projections of future undiscounted cash flows attributable to such assets and other factors such as business trends and general economic conditions. In the event that the carrying value of any long-lived asset exceeds its fair value, the Company records an impairment charge against income equal to the excess of the carrying value over the asset's fair value. The Company evaluates long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives whenever events or changes in conditions indicate that the carry value may not be recoverable.

Goodwill totaled $102,423 at March 31, 2008 and represents the excess of the Company's purchase cost over the fair value of the net assets of acquired businesses, net of previously recorded amortization and impairment expense. As of March 31, 2008, the Company conducted its annual evaluation of goodwill and determined that no impairment was required. As of March 31, 2007, the Company conducted its annual evaluation of goodwill and determined that an impairment of the goodwill attributable to four printing businesses totaling $11,533 was necessary. A tax benefit of $3,717 was recorded in connection with the impairment.

The net book value of other intangible assets at March 31, 2008 was $38,958. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions and are generally amortized on a straight-line basis over periods of up to 25 years. Amortization expense totaled $2,426 in 2008, $1,608 in 2007 and $1,321 in 2006.

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	MARCH 31	
	2008	2007
Advances from customers	$ 12,101	$ 8,549
Compensation and benefits	35,473	35,010
Manufacturing materials and services	9,809	7,150
Sales, property and other taxes	5,463	18,993
Other[1]	20,642	19,794
	$ 83,488	$ 89,496

[1] Other accrued liabilities are principally comprised of contingent transaction consideration associated with certain of the Company's acquisitions and accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2008 and 2007 were individually greater than 5% of total current liabilities in those years.

Income Taxes – The provision for income taxes includes federal, state and foreign income taxes currently payable and deferred based on currently enacted tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax basis of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period.

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Certain of the Company's capital expenditures are considered to be non-cash transactions. The Company issued term notes payable totaling $41,015 and $5,110 (see Note 5. Long-Term Debt) in the years ended March 31, 2008 and 2007 to finance the purchase of certain new equipment. The Company paid cash for interest and income taxes, net of refunds, totaling $12,663 and $26,745 in 2008, $6,030 and $33,895 in 2007, and $5,373 and $18,952 in 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurement. The Company's adoption of SFAS No.157 effective as of April 1, 2008 is not expected to have a material impact on its consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB No. 115. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. The Company's adoption of SFAS No. 159 effective as of April 1, 2008 is not expected to have a material impact on its consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. SFAS No. 141R requires the acquiring entity to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair values as of that date. Goodwill is measured as a residual of the fair values at acquisition date. Acquisition related costs are recognized separately from the acquisition. The Company's adoption of SFAS No. 141R effective as of April 1, 2009 is not expected to have a material impact on its consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements*. SFAS No. 160 requires non-controlling interests in a subsidiary be reported as equity in the consolidated financial statements, the attributable net income be identified and presented on the face of the consolidated statement of income and changes in the ownership be accounted for consistently. The statement also includes requirements when an interest is deconsolidated. Disclosure should be sufficient to clearly identify and distinguish between the interests of the reporting entity and that of the non-controlling interests owners. The Company's adoption of SFAS No. 160 effective as of April 1, 2009 is not expected to have a material impact on its consolidated financial condition or results of operations.

OTHER INFORMATION

Earnings Per Share – Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares and dilutive stock options outstanding.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $276,499 and $101,297 at March 31, 2008 and 2007, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $109,186 at March 31, 2008 was $98,180 and that the fair value of its fixed rate debt obligations totaling $53,268 at March 31, 2007 was $53,335. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Stock-Based Compensation – The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment*, and it measures the cost of the employee services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant rather than its intrinsic value. In addition, to the extent that the Company receives a tax benefit upon exercise of an award, such benefit is reflected under SFAS No. 123(R) as cash flow from financing activities in the Consolidated Statement of Cash Flows rather than operating activities as in 2006.

Foreign Currency Translation – Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at quarter-end exchange rates. Income and expense items are translated at the average monthly exchange rate. The effects of translation are included as a component of accumulated other comprehensive income in shareholders' equity. In 2008, the Company recorded a net foreign currency transaction gain of $3,064 related to the revaluation of certain transactions denominated in currencies other than the reporting unit's functional currency. The net foreign currency transaction gain is recorded in Other Income on the Consolidated Income Statement.

Accumulated Other Comprehensive Income – Other comprehensive income is comprised exclusively of foreign currency translation adjustments.

Geographic Information – Revenues and long-lived assets of the Company's subsidiaries operating outside the United States were $46,088 and $28,610 as of and for the year ended March 31, 2008.

THREE | ACQUISITIONS

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

In fiscal 2008, the Company paid cash totaling $91,140 to acquire the operations and assets of three printing businesses. The preliminary allocation of the purchase price of the businesses acquired includes current assets of $39,034, property and equipment of $39,872, goodwill and other intangible assets of $44,549 and other assets of $212, less accrued liabilities of $18,802 and debt assumed of $13,725. Additionally, the Company paid cash totaling $6,118 to satisfy certain liabilities incurred in connection with certain prior period acquisitions. Based on certain additional information received by the Company regarding its fiscal 2007 acquisitions, $3,687 of purchase price previously attributed to goodwill was allocated to other intangible assets during fiscal 2008. The Company is awaiting additional information concerning certain asset and liability valuations in order to finalize the allocation of purchase price for certain fiscal 2008 acquisitions, and expects to receive such information no later than one year following the respective dates of acquisition.

In fiscal 2007, the Company paid cash totaling $62,406 to acquire the operations and assets of two printing businesses. The preliminary allocation of the purchase price of the businesses acquired include current assets of $18,890, property and equipment of $45,944, goodwill and other intangible assets of $15,507 and other assets of $216, less accrued liabilities of $18,151. Additionally, the Company (i) paid cash totaling $5,107 to acquire certain real property and (ii) paid net cash totaling $42 in connection with the finalization of certain working capital adjustments during fiscal 2007 relating to prior year acquisitions. Based on certain additional information received by the Company regarding its fiscal 2006 acquisitions, $1,530 of purchase price previously attributed to other intangible assets was allocated to goodwill during fiscal 2007.

FOUR | PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

DESCRIPTION	MARCH 31 2008	MARCH 31 2007	ESTIMATED LIFE IN YEARS
Land	$ 15,137	$ 13,909	–
Buildings and leasehold improvements	111,710	96,236	5–30
Machinery and equipment	535,227	457,233	5–20
Computer equipment and software	29,884	24,171	2–5
Furniture, fixtures and other	10,818	9,926	2–7
	702,776	601,475	
Less – accumulated depreciation	(281,429)	(247,319)	
	$ 421,347	$ 354,156	

Depreciation expense related to the Company's property and equipment totaled $49,964 in 2008, $42,367 in 2007 and $40,007 in 2006.

FIVE | LONG-TERM DEBT

The following is a summary of the Company's long-term debt as of:

	MARCH 31 2008	MARCH 31 2007
Bank credit facilities	$ 271,868	$ 94,143
Term equipment notes	104,505	48,144
Other	9,327	12,278
	385,700	154,565
Less – current portion	(23,252)	(12,421)
	$ 362,448	$ 142,144

The Company's primary bank credit facility (as amended, the "Credit Agreement") currently provides for $335,000 in revolving credit and has a maturity date of October 6, 2011. At March 31, 2008, outstanding borrowings under the Credit Agreement were $233,000 and accrued interest at a weighted average rate of 3.9%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of .625% to 1.50%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%). The Company is also required to pay an annual commitment fee ranging from .15% to .275% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2008, the applicable LIBOR interest rate margin was 1.00% and the applicable commitment fee was .20%.

The Company is subject to certain covenants and restrictions and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2008.

The Company also maintains an unsecured credit facility with a commercial bank (as amended, the "A&B Credit Facility") currently consisting of a U.S. $5,000 maximum borrowing limit component and a separate Canadian $31,000 maximum borrowing limit component. On March 13, 2008, the Company entered into a First Amendment to the A&B Credit Agreement, which decreased the U.S. maximum borrowing limit to $5,000 and increased the separate Canadian maximum borrowing limit to $31,000. At March 31, 2008, outstanding borrowings were U.S. $2,200, which accrued interest at a weighted average rate of 5.3%, and Canadian $28,000 ($27,365 U.S. equivalent), which accrued interest at a weighted average rate of 5.8%.

Under the terms of the A&B Credit Facility, U.S. dollar denominated borrowings accrue interest and bear an annual commitment fee at rates equal to those under the Credit Agreement. Canadian dollar denominated borrowings accrue interest at the Company's option, at either (1) the Canadian Dollar Offer Rate ("CDOR") plus a margin of .625% to 1.50%, or (2) an alternate base rate based upon the Canadian Prime Rate. The Company is also required to pay an annual commitment fee ranging from .15% to .275% on available but unused Canadian dollar amounts. For both the U.S. and Canadian components, the interest rate margin and the commitment fee are based upon the financial performance measures set forth in the Credit Agreement and are redetermined quarterly. An annual reduction of Canadian $4,000 on the Canadian dollar denominated commitment occurs on each anniversary date of the A&B Credit Facility until the final maturity date of January 2, 2011. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by the Company under the Credit Agreement will constitute a default under the A&B Credit Facility. At March 31, 2008, the applicable CDOR interest rate margin was 1.00% and the applicable commitment fee was .20%. Proceeds from borrowings under the A&B Credit Facility may be used for general corporate purposes.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. One facility expires in October 2008 while the other facility expires in December 2008. At March 31, 2008, outstanding borrowings under the Auxiliary Bank Facilities totaled $9,302 and accrued interest at a weighted average rate of 3.7%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facilities expiring in October and December 2008, such borrowings are classified as long-term debt in the accompanying consolidated balance sheet at March 31, 2008. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

At March 31, 2008, outstanding borrowings under term equipment notes totaled $104,505 and accrued interest at rates between 3.9% and 7.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes. At March 31, 2008, outstanding borrowings under our real estate notes totaled $4,438 and accrued interest at 6%. The real estate notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance and are secured by the real estate. At March 31, 2008, other debt obligations totaled $4,889 and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 15 years from the date of issuance. The Company does not have any significant financial covenants or restrictions associated with the real estate notes or other debt obligations. The Credit Agreement places certain limitations on the amount of additional term note obligations the Company may incur in the future.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are:

	2009	2010	2011	2012	2013	THEREAFTER
Debt obligations	$ 23,252	$ 24,906	$ 21,493	$ 287,225	$ 17,177	$ 11,647

SIX | INCOME TAXES

Income (loss) from continuing operations before income taxes for the years ended March 31, was as follows:

	YEAR ENDED MARCH 31		
	2008	2007	2006
Domestic	$ 78,330	$ 78,590	$ 61,690
Foreign	9,945	1,493	–
	$ 88,275	$ 80,083	$ 61,690

The provision for income taxes is comprised of the following:

	YEAR ENDED MARCH 31		
	2008	2007	2006
CURRENT			
Federal	$ 17,927	$ 32,519	$ 21,162
State	3,001	2,751	1,893
Foreign	1,994	626	–
	22,922	35,896	23,055
DEFERRED			
Federal	4,506	(3,866)	689
State	460	(2,688)	(552)
Foreign	1,063	–	–
	6,029	(6,554)	137
	$ 28,951	$ 29,342	$ 23,192

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2008	2007	2006
Provision at the federal statutory rate	$ 30,896	$ 28,029	$ 21,592
State income taxes, net of federal income tax benefit	3,103	41	872
Non-deductible expenses	1,569	1,347	1,314
Benefit of domestic production deduction	(1,446)	(798)	(586)
Impairment of goodwill	–	672	–
Adjustment to contingency reserve	(4,748)	–	–
Foreign income taxed at other rates	(423)	–	–
Other	–	51	–
	$ 28,951	$ 29,342	$ 23,192

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the amount of taxable income available in carryback years and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. As of March 31, 2008 and 2007, a valuation allowance of $1,454 and $816 was recorded related to certain deferred tax assets. The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2008	2007
DEFERRED INCOME TAX LIABILITIES:		
Property and equipment	$ 62,505	$ 59,081
Other	2,712	1,968
Total deferred income tax liabilities	$ 65,217	$ 61,049
DEFERRED INCOME TAX ASSETS:		
Accounts receivable and inventories	$ 1,031	$ 1,040
Accrued liabilities	5,179	5,700
Goodwill and intangibles[1]	9,031	5,334
Other liabilities[1]	3,291	–
Other	3,143	1,739
Total deferred income tax assets	$ 21,675	$ 13,813

[1] These deferred income tax assets are long-term in nature and therefore are netted against total deferred income tax liabilities for presentation in the accompanying consolidated balance sheets.

On April 1, 2007, the Company adopted FIN 48, which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 was recorded as a net increase to retained earnings of $1,189.

At the date of the adoption of FIN 48, the Company had $19,334 of unrecognized tax benefits, including applicable interest and penalties. As of March 31, 2008, the balance of unrecognized tax benefits was $13,655. Of the unrecognized tax benefits at March 31, 2008, $11,248, if recognized, would decrease the Company's effective income tax rate and increase net income. The unrecognized tax benefits relate to certain tax deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain.

In the year ended March 31, 2008, the Company reduced the amount of unrecognized tax benefits by $5,679. Of this amount, $2,220 resulted in a reduction of tax expense. As of March 31, 2008, the Company believes it is reasonably possible that the unrecognized tax benefits may increase within 12 months by as much as $1,721, due primarily to certain tax deductions claimed on state tax returns for which the ultimate outcome is uncertain.

The Company's federal income tax returns for the tax years after 2003 remain subject to examination. The various states in which the Company is subject to income tax are generally open for the tax years after 2002.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. For the year ended March 31, 2008, the Company had recognized $697 of net interest income related to tax uncertainties. Accrued interest and penalties of $2,633 and $1,619 related to income tax uncertainties were recognized as a component of other noncurrent liabilities at April 1, 2007 and March 31, 2008, respectively.

The Company's unrecognized tax benefit activity for the fiscal year ended March 31, 2008 was as follows:

Unrecognized tax benefit at April 1, 2007	$ 19,334
Additions for tax positions in prior periods	278
Decreases for tax positions in prior periods	(317)
Additions for tax positions in current periods	2,911
Settlement/audits	(336)
Lapse of statute of limitations	(8,215)
Unrecognized tax benefit at March 31, 2008	$ 13,655

SEVEN | COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $15,548, $16,864 and $18,089 for the years ended March 31, 2008, 2007 and 2006.

The Company's future operating lease obligations by fiscal year are as follows:

	2009	2010	2011	2012	2013	THEREAFTER
Operating lease obligations	$ 18,706	$ 15,155	$ 12,386	$ 10,776	$ 8,744	$ 32,120

Letters of Credit – In connection with the assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and the Company's assumption of certain contingent liabilities related to certain of its acquisitions, the Company had letters of credit outstanding as of March 31, 2008 totaling $6,604. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2011, and the Company will be required to obtain replacement letters of credit at that time, as needed.

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of its future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

Legal Matters – From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes could have a material adverse effect upon the Company's consolidated financial condition or results of operations.

Tax Matters – The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations, disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions, the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

EIGHT | SHARE-BASED COMPENSATION

Pursuant to the Consolidated Graphics, Inc. Long-Term Incentive Plan, as amended (the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options. Options previously granted under the Plan were at a price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled upon termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2008, a total of 2,274,784 shares were reserved for issuance pursuant to the Plan, of which 817,307 shares of the Company's common stock were reserved for future grants.

The following table sets forth option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	FOR THE YEARS ENDED MARCH 31					
	2008		2007		2006	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	1,546,734	$ 36.66	1,974,459	$ 33.88	1,700,786	$ 27.93
Granted	73,112	45.35	48,588	52.62	550,318	48.13
Exercised	(69,480)	29.25	(445,221)	27.32	(123,035)	19.74
Forfeited or expired	(70,389)	45.58	(31,092)	40.10	(153,610)	26.71
Outstanding at March 31	1,479,977	36.93	1,546,734	36.66	1,974,459	33.88
Exercisable at March 31	1,215,282	35.61	1,164,234	35.21	1,369,402	32.92

For 2008 and 2007, the number of shares granted and outstanding at year end includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $926 and $652, respectively. For 2008, shares exercised includes 2,500 common shares delivered to the participant following the vesting of certain restricted stock unit awards. For 2008 and 2007, the weighted average exercise price of shares granted, exercised and outstanding is based solely on stock option grants and exercises and excludes the restricted stock unit awards which have no exercise price component.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2008, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton pricing model ("Black-Scholes") are as follows:

	YEAR ENDED MARCH 31		
	2008	2007	2006
Weighted average fair value of option grants during the year	$ 19.42	$ 19.94	$ 17.92
Assumptions:			
Expected option life in years	6.1	4.3	5.0
Risk-free interest rate	3.7%	5.0%	4.2%
Expected volatility	38.8%	37.9%	33.8%
Expected dividend yield	–	–	–

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2008 were as follows:

	Outstanding			Exercisable	
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Years	Shares	Weighted Average Exercise Price
Stock Options					
$10.37–$20.00	446,350	$ 13.27	2.9	446,350	$ 13.27
$20.01–$30.00	63,409	23.19	4.7	57,356	23.10
$30.01–$40.00	99,979	38.05	6.6	17,395	38.31
$40.01–$50.00	171,020	42.47	6.1	69,460	42.03
$50.01–$60.00	660,233	51.97	4.4	623,201	51.92
$60.01–$65.91	16,486	64.25	4.6	1,520	62.00
	1,457,477	36.93	4.3	1,215,282	35.61
Restricted stock unit awards	22,500	–	1.7	–	–
Outstanding at March 31, 2008	1,479,977	–	4.3	1,215,282	–

The total fair value of restricted stock unit awards which vested during 2008 was $315. The aggregate intrinsic value of options and restricted stock unit awards outstanding and exercisable as of March 31, 2008 was $27,996 and $26,106, respectively.

The Company accounts for share-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment*, and measures the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. The fair value of stock options is determined using the Black-Scholes model. Restricted stock unit awards are valued at the closing stock price on date of grant.

The Company recorded $1,137 of compensation expense for the year ended March 31, 2008. The after-tax impact to net income was $694, and the impact to basic earnings per share was $.06 and diluted earnings per share was $.05 in fiscal 2008. For the year ended March 31, 2007, the Company recorded $2,695 of share-based compensation expense. The after-tax impact to net income was $1,644, and the impact to both basic and diluted earnings per share was $.12 in fiscal 2007.

As of March 31, 2008, $1,678 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 1.7 years.

There were 817,307, 330,642 and 403,679 shares available for awards under the Plan as of March 31, 2008, 2007 and 2006, respectively. In 2008, the Plan was amended to limit the number of stock appreciation rights or stock awards, including restricted stock unit awards, that may be granted to participants to 62,500 underlying shares of the Company's common stock.

The accompanying consolidated income statement for 2006 was not restated since the Company elected not to use the retrospective application method under SFAS No. 123(R). A summary of the effect on net income and net income per share for fiscal 2006 as if the Company had accounted for share-based compensation using the fair value recognition provisions of SFAS No. 123 is as follows:

	2006
Net income as reported	$ 38,498
Less pro forma compensation expense	(5,936)
Pro forma net income	$ 32,562
Basic Earnings Per Share:	
Net income as reported	$ 2.81
Less pro forma compensation	(.40)
Pro forma net income	$ 2.41
Diluted Earnings Per Share:	
Net income as reported	$ 2.73
Less pro forma compensation	(.39)
Pro forma net income	$ 2.34

NINE | SUPPLEMENTAL SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2008 and 2007. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
FISCAL 2008:				
Sales	$ 258,646	$ 259,666	$ 289,538	$ 287,538
Gross profit	68,177	66,264	75,398	73,148
Net income	13,557	13,286	19,362	13,119
Basic earnings per share	.99	1.01	1.63	1.18
Diluted earnings per share	.96	.98	1.58	1.15
FISCAL 2007:				
Sales	$ 238,425	$ 234,236	$ 269,611	$ 263,914
Gross profit	64,005	62,456	72,358	70,371
Net income	13,730	13,690	16,375	6,946[1]
Basic earnings per share	1.00	1.01	1.21	.51
Diluted earnings per share	.97	.98	1.17	.50

[1] Includes $7,816 goodwill impairment charge, net of taxes.

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The scope of management's assessment of the effectiveness of our internal control over financial reporting includes the Company's consolidated subsidiaries, except for certain businesses acquired by the Company on December 21, 2007 and March 14, 2008, respectively, as permitted by the rules and regulations of the Securities and Exchange Commission. The Company's consolidated net sales for the year ended March 31, 2008 were $1.1 billion, of which the certain businesses acquired by the Company on December 21, 2007 and March 14, 2008, totaled $16.6 million. The Company's consolidated total assets as of March 31, 2008 were $872.7 million, of which the certain businesses acquired by the Company on December 21, 2007 and March 14, 2008, totaled $120.9 million.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2008. The Company's internal control over financial reporting as of March 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included on page 53.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS CONSOLIDATED GRAPHICS, INC.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 6 to the consolidated financial statements, effective April 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Consolidated Graphics, Inc.'s and subsidiaries internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Houston, Texas
May 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS CONSOLIDATED GRAPHICS, INC.:

We have audited Consolidated Graphics, Inc. (the "Company") internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired certain businesses on December 21, 2007 and March 14, 2008, and management excluded from its assessment of the effectiveness of its internal control over financial reporting as of March 31, 2008, the certain businesses' internal control over financial reporting associated with the total assets of $120.9 million, and total revenues of $16.6 million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended March 31, 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the certain businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated May 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
May 28, 2008

CORPORATE INFORMATION

HEADQUARTERS
Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977
www.cgx.com

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
718.921.8200

ANNUAL SHAREHOLDERS' MEETING
The Annual Meeting of Shareholders will be held at The Omni Hotel in Houston, Texas, on Thursday, August 7, 2008, at 5:00 p.m., C.D.T.

ANNUAL REPORT ON FORM 10-K AVAILABILITY
The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, may be obtained without charge by writing to our Corporate Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's website at www.cgx.com.

STOCK INFORMATION
Our common stock is traded on the New York Stock Exchange under the symbol "CGX". The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
FISCAL 2008 QUARTER ENDED:		
June 30, 2007	$ 80.58	$ 67.75
September 30, 2007	75.11	48.65
December 31, 2007	71.53	45.60
March 31, 2008	58.18	38.49

	HIGH	LOW
FISCAL 2007 QUARTER ENDED:		
June 30, 2006	$ 57.44	$ 48.20
September 30, 2006	64.50	47.53
December 31, 2006	64.17	55.39
March 31, 2007	77.00	57.26

As of April 30, 2008, there were 73 shareholders of record representing approximately 2,513 beneficial owners.

We have not previously paid any cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay cash dividends.

EMPLOYEES
As of April 30, 2008, we had 6,757 employees.

CORPORATE DIRECTORY

DIRECTORS

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President, SBC, Inc. (now AT&T, Inc.)
Independent Director
Member of Compensation Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer, Saratoga Financial Group
Independent Director
Member of Audit and Nominating & Governance Committees

Gary L. Forbes
Senior Vice President, Equus Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Retired, Partner, Tekell, Book, Matthews & Limmer, L.L.P.
Independent Director
Member of Audit and Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Compensation and
Nominating & Governance Committees

OFFICERS

Chairman and Chief Executive Officer
Joe R. Davis

Executive Vice Presidents
Michael B. Barton
Chief Administrative Officer

Jon C. Biro
Chief Financial and Accounting Officer

James H. Cohen
Mergers and Acquisitions

Richard A. Davis
Operations

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents
Trent C. Cunningham
Dennis L. Rampe
Steve A. Wellenbach

President – CGXSolutions
Ryan C. Farris

Vice Presidents
Patricia R. Bourassa
CGXSolutions – Service

Thomas J. Boyle
Strategic Sales

John A. Bradley
Strategic Sales

Rachel W. Cooper
Strategic Sales

Ernest R. Carpenter
Franchise Solutions

Paul A. Castain
Sales Development

Mike E. Davis
Chief Information Officer

C. Nelson Ho
Environmental and Safety Management

T. Clifford Hollingsworth
Work Flow Systems

S. Leonard Hruzek
Mergers and Acquisitions

Keith B. Kirk
Purchasing

David A. Leslie
Risk Management

Wendy L. Murphy
Strategic Sales

James B. Owings
Enterprise Solutions

Nancy L. Pettit
Strategic Sales

Matthew Reed
CGXSolutions – Operations

Christopher B. Toomey
Strategic Sales

Karen Z. Walker
Tax

Forward-Looking Statements – Safe Harbor Provisions This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in which the Company discusses factors it believes may affect its performance or results in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "forecast," "project," "should" or "will" or other comparable words or the negative of such words. The accuracy of the Company's assumptions, expectations, beliefs and projections depend on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond the Company's control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company's actual future results might differ from the forward-looking statements made in this Annual Report for a variety of reasons, which include, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel, satisfactory labor relations, its ability to identify new acquisition opportunities, negotiate and finance such acquisitions on acceptable terms and successfully absorb and manage such acquisitions, as well as other risks described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission. You should pay particular attention to and review the important risk factors and cautionary statements described in the "Risk Factors" section, as well as the risk factors and cautionary statements described in the other documents the Company files or furnishes from time to time with the Securities and Exchange Commission, including its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of the foregoing risks or uncertainties materialize, or should the Company's underlying assumptions prove incorrect, the Company's actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

2008

5858 Westheimer, Suite 200, Houston, Texas 77057 | www.cgx.com

END